Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Veritas DGC Inc. Convertible Bond
Commission File No.: 001-07427
COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 – NYSE : GGY)
The following is a transcript of a conference call held on September 8, 2006, by Stéphane Paul FRYDMAN, Group Controller, Treasurer and Deputy CFO of Compagnie Générale de Géophysique (General Geophysics Company), with investors and analysts.

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator : Stephane-Paul Frydman
September 8, 2006
8:00 a.m. CT
Operator: Good day everyone and welcome today’s CGG convertible bond conference call. Today’s call is being recorded.
At this time, I would like to turn the conference over to Mr. Stephane-Paul Frydman, Deputy Chief Financial Officer. Please go ahead, sir.
Stephane-Paul Frydman: As we announced during Tuesday’s conference call, this present conference call is mostly dedicated to Veritas convertible bondholders who want additional information about the way this convertible bond will be treated in the scope of the merger we announced on Tuesday.
     So maybe to begin with, some reminder and context elements about our CGG - Veritas transaction. First, the purpose of this transaction is a combination between CGG and Veritas to create the worldwide leader of the seismic industry. Then the offer in itself consists in the purchase of one hundred percent of Veritas shares on a fully diluted basis, i.e., including the shares to be issued potentially after the conversion of the convert against a fixed amount of cash we said circa $1.5 billion and a fixed amount of CGG ADS circa 47.5 million of ADS equivalent to 9.5 million shares of CGG.
     Finally, the direct allocation of cash and/or CGG shares against Veritas shares will be carried out through a cash election process whose result will depend on two main drivers. First, the final proportion of electing shareholders among all shareholders and second, among the electing shareholders the final election by such shareholders to receive CGG ADS compared to the fixed global amount of ADS offered, leading to an over or an under-subscription of such ADS. At this stage, two comments have to be made. No one can easily predict what will be the weight of the non-electing shareholders and beyond that, what will be the nature of the consideration such non-electing shareholders will receive at the end: either stock, cash, or both. The second comment is that, whatever is the allocation at the end between cash and stock against Veritas share, each shareholder will receive an equal consideration in terms of value.
     To conclude this introduction, I have to say that the last week has been very exciting for us at CGG and Veritas. Feedback from the investing community has been positive at this stage and the market is clearly seeing the pending merger as a good strategic fit.

     The management of CGG and Thierry PILENKO, the CEO of Veritas, will make road-shows the week to come - in the U.S. (East Coast, Mid West and West Coast), after a first two-day road show in Paris and London, and before going to the rest of Europe the following week.
     So to come now precisely to the treatment of the bondholders in the merging process, we have to mention the following elements. First the merger will clearly constitute a change of control under the indenture of Veritas, meaning that any convertible bonds that are not converted prior to the effective time of the merger or redeemed by the company for cash will clearly remain outstanding. Second, under the indenture, following the merger, outstanding convertible bond will be entitled to receive, upon conversion, the cash and/or the ADS that the non-electing shareholders of Veritas (i.e. Veritas shareholders who do not make cash or stock election) would have received in the merger. Such amount will not be determined until the closing of the merger. So just a reminder concerning the cash election process. First, the merger agreement contemplates an election period that ends 33 days after the proxy statement is mailed to Veritas shareholders.
Second, the solicitation period for the Veritas special meeting will be at least 20 business days pursuant to applicable laws and regulations Finally, under the merger agreement, the holders of non electing shares could be allocated either cash or CGG ADS or a combination of both as stated previously, knowing that, in all cases this allocation may not be known until shortly or even after the closing.
     At the end, a holder of convertible bonds that wishes to have the right to make an election should tender its convertible bonds for conversion sufficiently in advance of the election deadline, and return properly completed election form prior to the election deadline with respect to the shares of Veritas received upon conversion.
     So as a conclusion, and before we proceed with your questions, I just want to remind that should you need some further details on the merger process in itself, the merger agreement is directly available on our CGG web site. We are ready for Q&A.
Operator: Thank you. Today’s question and answer session will be conducted electronically. If you would wish to ask a question, simply press the star key followed by the digit one on your telephone keypad. If you are on a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, it is star one to ask a question. And we’ll pause for just a moment.

Our first question comes from Dan Berkery with O’Connor. Please go ahead.
Dan Berkery: Hi, ((inaudible)), I got on a little late. So some of the stuff you might have covered in the introduction. Maybe you could go over it one more time. But did you explain the equalization method, and as I read it, on the equalization method, the unelecting shareholders should be receiving the same value as the electing shareholders?
Stephane-Paul Frydman: Yes.
Dan Berkery: And further so that if basically if the Veritas common stock you know, convertible into the ADS does not close at 75, what is going to happen is that assuming that some group of shareholders make a rational decision, is that the unelected shareholders would be pro-rated down to a cash or stock equal in value to the electing shareholders. Is that the correct read of the equalization factor?
Stephane-Paul Frydman: The equalization factor is not based on $75.
Dan Berkery: It’s based on everybody getting the same thing though.
Stephane-Paul Frydman: Yes.

Dan Berkery: So if the stock were to close above or below 75, and there is some group of rational shareholders, then it would you know logic would dictate then that everybody gets the same consideration you know value.
Stephane-Paul Frydman: It will depend on the level of the stock, and notably on the level of CGG ADS on the date of the merger in itself since the offer is against share, including the underlying shares of the convert.
     For a hundred percent of the Veritas shares we offer a fixed amount of cash and a fixed number of ADS. So the value which will be proposed on merger day, will be globally the offered amount of cash, i.e. one billion and a half roughly, and the value at that time of 47.5 million ADS.
     And then when I said that, it will be, I don’t know, maybe $70, or $80 and what we are saying is looking at the value of the Veritas share at that time, the equalization process will be neutral at that time, meaning that the shareholders of Veritas will receive a combination of a cash component and portion of CGG ADS, but whatever is the pro rata between these two components, it will always be the same amount in value.

Dan Berkery: So let me just ask you a separate – so as you envision the equalization feature working, both the electing and the unelecting shareholders should receive the same value for their consideration.
Stephane-Paul Frydman: There is a priority. You are right in terms of value. For any shareholder, whether they are electing or not electing, they will receive in value an equal amount. What will change is the sharing between the cash component and the share component. If for example, you are an electing shareholder, saying well “I have one Veritas share and what I want, preferentially, is 100 percent of CGG shares”, you will be treated in that way preferentially versus another electing shareholder saying “I want 100 percent cash”. And those two guys will be also treated differently than the guys saying well“I don’t want to elect, I will have what will remain at the end”. But anyway, these three guys will have at the end the same value.
Dan Berkery: So you will pro-rate them to basically get so that they all get equal value at the end.
Stephane-Paul Frydman: Exactly and preferentially according to what they asked.
Dan Berkery: OK.

Dan Berkery: Right. OK. The second question is you have had a few days now to look at this convertible and everything. Does CGG want to keep this outstanding after the merger?
Stephane-Paul Frydman: Well I think I have not really an opinion to give you on that. Clearly in the past we had a convertible.
Dan Berkery: What’s the interest rate on the bridge loan?
Stephane-Paul Frydman: it is not the same rate than under the convert, but it is not also the same sharing in terms of upside or downside (meaning risk) between the shareholders and the bondholders. So anyway, the convertible is obviously cheaper in terms of interest rate than what we will pay under the bridge loan or even under the loan we will have to enter into to refinance the bridge loan. For sure it’s libor plus and not libor minus something as under the convertible indenture.
     But this is let’s say the debt standpoint but you also have the shareholder standpoint. And so previously we had a convert and then we decided to exit such convert and that was done. Now as bondholder you have the choice. You may want to take share or prefer receiving cash. In order to have the right of a shareholder in the merging process you have to become a shareholder, meaning that you have to convert your bonds and you are allowed to do that, both before we are in the merging process and also before taking into account , as you may better know than me, the finance level of this Veritas stock versus the initial issuing level.
Dan Berkery: OK. Well I’ll let other people ask questions, and I will ask a follow-up later.
Stephane-Paul Frydman: OK.
Operator: Thank you. Once again if you would like to ask a question or make a comment, it is star one on your telephone keypad. We’ll pause for just a moment.
And it looks like we do have a follow-up question from Dan Berkery. Please go ahead.
Oh I am sorry. We just lost Mr. Berkery. And once again if you have a question, it is star one on your telephone keypad. As a final reminder, it is star one if you would like to ask a question or make a comment.
Stephane-Paul Frydman: OK.

Operator: We now have a call from Thad Teaford from Carlson Capital. Please go ahead.
Thad Teaford: Yes, I actually had a separate question. I was wondering if you guys could kind of – you guys talked about this a little bit on the merger call earlier in the week. But I was wondering if you guys could sort of discuss the extended due diligence that was performed on Veritas.
Stephane-Paul Frydman: We entered into an exclusivity agreement two or three days before we start discussing the merger agreement and we carried out a due diligence process on a very short period. If you read the merger agreement, you will see that there are many representations and warranties made by each party and that we were under a global disclosure mode. We have a disclosure letter saying what is going on in the company. For obvious reasons, we haven’t had access to any privileged information. So we are mainly under a process of disclosure and representations and warranties. I don’t know if I answered exactly to your question. But if you look at the merger agreement, you will see in detail what are the respective commitments of CGG and Veritas.
Thad Teaford: Right. I noticed that. I guess I just, as you alluded to, it looks like the confidentiality agreement was signed sort of earlier in August. So it didn’t look like too much time had elapsed. But certainly you guys are very familiar with their company.
Stephane-Paul Frydman: Anyway, once we file the F4 with the SEC and we hope to do that around mid- October, you will have a description of the merger story including a detailed time schedule of discussions between both companies.
Thad Teaford: OK thanks a lot.
Operator: We’ll now go to a follow-up question from Dan Berkery. Please go ahead.
Dan Berkery: Hi, you there again, ((inaudible))?
Stephane-Paul Frydman: Hello.
Dan Berkery: I was just sort of following up on the convertible bond outstanding question. If the company were – I guess if the company were indifferent on whether or not the convertible bond stays outstanding or actually would prefer it not to stay outstanding, I think the current method of you know converting the shares and seeing the unelected shareholders is going to lead to at least a portion of the convertible bonds converting ahead of time and electing.
     At some point, would the company look at basically, or has the company already looked at you know, the advantages of leaving the bond outstanding until its call date in 2009, versus you know continuing with the current fixed share count, fixed cash to be included also for the convertible and not exempting that.
Dan Berkery: And what are the benefits to having the convertible convert for the company?
Stephane-Paul Frydman: Oh OK. Well ...
Dan Berkery: And what are the – if there any, downsides to the company?
Stephane-Paul Frydman: On the financial standpoint, the level of interest expenses is interesting for the company.
     But you have to know that CGG is a company reporting in euros whereas the convert is denominated in U.S. dollar. And we have had an experience with that which is the previous convertible we had at CGG, and as you may know, we are filing our accounts both in U.S. GAAP and IFRS. And such a convert, meaning a convert denominated in a given currency which is not our reporting currency forced us to record it at its fair market value at each closing date.
     And so it introduces a high volatility at our P&L level which is an inconvenience. Obviously, this is more an accounting reason or a reporting consideration than an economic reason but our past experience with our own convert shows that it introduces a high volatility at our P&L level resulting in a lesser visibility on our real performance.
Dan Berkery: OK. Well that makes a lot more sense. Thank you very much for your help.
Stephane-Paul Frydman: Thanks
Operator: As a final reminder, it’s star one if you would like to ask a question or make a comment.
Stephane-Paul Frydman: Thanks a lot.
Male: Yes. Just want to remind everyone on the call that any communication about CGG Veritas transaction will be filed with the SEC and will be available on the CGG web site. This conference call will be transcribed and will also be filed with the SEC and also be available on the CGG web site. Replay will be available after we file the transcript with the SEC. Thanks a lot for listening and have a good day.
Stephane-Paul Frydman: Bye-bye.
Operator: That does conclude today’s teleconference. Thank you for your participation and have a lovely day.
END

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